MINUTES OF SPECIAL MEETING OF BOARD OF DIRECTORS OF

BORROWMONEY.COM, INC.

A special meeting of the directors of **BORROWMONEY.COM, INC.**, a Florida corporation, was held at 512 Bayshore Drive Fort Lauderdale, in the State of Florida, on May 14, 20, at 11 :00 AM.

1. Present Directors

Present at the meeting, either personally or by telephone, as provided in the Bylaws of the Corporation, and constituting a quorum of the full board, were the following persons:

Aldo Piscitello – In person
Frank A. Micali - Telephone
Svetlana Coliban -Telephone
Nancy Alario -Telephone

2. Call to Order

The meeting was called to order by Aldo Piscitello, the President, who served as the presiding officer of the meeting. Aldo Piscitello, the secretary of the corporation, acted as secretary of the meeting. The presiding officer took role of the directors' present at the meeting and determined that a quorum was present.

3. Call and Notice of Meeting

The presiding officer announced that this meeting was held pursuant to the Corporation's Bylaws allowing for the waiver of notice of a special meeting, which all present directors consented; and, on motion duly made, seconded, and unanimously carried, call and notice of this meeting were hereby waived by each director.

4. New Business

The first order of business was the appointment of:

ROBERT CARRINGTON

as a Director of the Corporation. Pursuant to Section 2.4 of the Bylaws of Borrowmoney.com, Inc., a majority of the directors' present voted in favor of the appointment of Robert Carrington as a director. The Directors further authorized the President of the Corporation, Aldo Piscitello, to negotiate and enter into a compensation agreement with Robert Carrington commensurate with his duties and expenses.

The second order of business was the appointment of:

5. Adjournment

There being no further business to come before the meeting, on motion duly made, seconded, and unanimously carried, the meeting was declared adjourned.

Aldo Piscitello, Secretary